The PNC Financial Services Group, Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	EXHIBIT 12.2

	Three Months		Year Ended
Dollars in millions	Ended March 31, 2005		2004		2003		2002		2001		2000
Earnings
Pre-tax income from continuing operations before adjustments for minority interest (1)	$468		$1,735		$1,568		$1,821		$564		$1,848
Fixed charges and preferred stock dividends excluding interest on deposits	131		358		347		433		782		1,062

Subtotal	599		2,093		1,915		2,254		1,346		2,910
Interest on deposits	182		484		457		659		1,229		1,653

Total	$781		$2,577		$2,372		$2,913		$2,575		$4,563

Fixed charges
Interest on borrowed funds	$116		$298		$258		$315		$645		$914
Interest component of rentals	15		58		59		58		53		50
Amortization of notes and debentures	0		1		1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts	0		0		28		58		63		67
Preferred stock dividend requirements	0		1		1		1		20		30

Subtotal	131		358		347		433		782		1,062
Interest on deposits	182		484		457		659		1,229		1,653

Total	$313		$842		$804		$1,092		$2,011		$2,715

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	4.57	x	5.85	x	5.52	x	5.21	x	1.72	x	2.74	x
Including interest on deposits	2.50		3.06		2.95		2.67		1.28		1.68

(1)	As defined in Item 503(d) of Regulation S-K.